December 10, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Registration Statement on Form S-1
Filed November 19, 2024
File No. 333-283323

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 5, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	In your prior filing on October 24, 2024, you stated that you employed more than 100 staff members in your offices in Jakarta, Vietnam and Singapore. Revise to provide the reasons for and the timing of any company actions which resulted in the 35% decrease you now show as of September 30, 2024.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 1 and 63 of the Amendment.

Capitalization, page 38

2.	Please expand or correct as necessary, the following disclosures surrounding the capitalization table to support the amounts presented:

●	Expand your disclosures preceding the capitalization table to clearly state the basis for the amounts presented in the pro forma and pro forma as adjusted columns.
●	Revise or tell us how you calculated the $16,233,322 in pro forma and pro forma as adjusted cash.
●	Revise the line item description labeled “Treasury shares” to correctly identify these shares as Series X Super Voting Preferred Stock.
●	Revise or tell us why the Series X Super Voting Preferred Stock should remain in the pro forma and pro forma as adjusted columns as these shares were canceled in October 2024.
●	Revise the number of pro forma as adjusted common shares outstanding listed in the Common Stock line item to correctly include 1,066,668 shares.

Response: In response to the Staff’s comment, the Company has added and revised the relevant disclosures on page 38 of the Amendment.

The total cash balance of $16,233,322 comprises actual cash amounting to $3,370,626 as of September 30, 2024, in addition to net IPO proceeds of $10,999,500, convertible notes amounting to $1,600,002, and an adjustment for IPO expenses of $263,193 that have been settled by the Company.

The Company respectfully submits that Series X Super Voting Preferred Stock should remain in the pro forma and pro forma as adjusted columns as these shares were canceled in October 2024, however, the pro forma and pro forma as adjusted columns are using September 30, 2024 financial figures.

Dilution, page 39

3.	Please expand your qualitative disclosures on page 39 regarding net tangible assets and dilution before and after the offering to clearly state whether the amounts disclosed consider the impact of both the offering of 2,700,000 shares at an assumed initial public offering price of US$4.50 per share, after deducting underwriting discounts and estimated offering expenses, and the conversion of the convertible notes issued in October 2024 into 1,066,668 shares. Your current disclosures are unclear as they refer only to the offering; however, the dilution amounts take into consideration the impact of the shares issued upon conversion of the notes .

Response: In response to the Staff’s comment, the Company has added and revised the relevant disclosures on pages 39 and 40 of the Amendment.

4.	Please revise to exclude intangible assets from your historical and adjusted net tangible book value and per share information.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosures on page 39 of the Amendment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
cc: Mr. Tjin Patrick Soetanto